Exhibit (d)(7)

Schedule A

Limited Liability Companies and Portfolios Covered by the Sub-Advisory Agreement,
dated as of December 1, 2014,
between

Fidelity Investments Money Management, Inc.

and

Fidelity Management & Research (Japan) Limited

Name of LLC	Name of Portfolio	Type of Fund	Effective Date
Fidelity Central Investment Portfolios II LLC	Fidelity Investment Grade Bond Central Fund	Fixed-Income	12/17/2004
Fidelity Central Investment Portfolios II LLC	Fidelity Mortgage Backed Securities Central Fund	Fixed-Income	09/29/2008
Fidelity Central Investment Portfolios II LLC	Fidelity Inflation-Protected Bond Index Central Fund	Fixed-Income	01/19/2012

Agreed and Accepted

as of May 20, 2015

Fidelity Investments Money Management, Inc.	Fidelity Management & Research (Japan) Limited

By: /s/William E. Dailey By: /s/William E. Dailey

Name: William E. Dailey Name: William E. Dailey

Title: Treasurer Title: Treasurer